100 Pearl Street, Hartford, CT 06103	800.248.7971	VIRTUS.COM

September 21, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment No. 87

Dear Ms. Dubey:

Thank you for your additional telephonic comments on September 20, 2016 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2016 and our comment response letter filed on September 16, 2016. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on September 23, 2016.

Comment 1.          Regarding the second sentence of your response to Comment #1 in your response letter, please confirm that the governing state law does not require shareholder approval for the reorganization.

Response 1.           Confirmed.

Comment 2.          Regarding the last sentence of your response to Comment #1 in your response letter, please provide additional rationale for not filing a Form N-14 for the proposed reorganization. Please refer to Section 145(a) under the Securities Act of 1933 for determining whether a Form N-14 is required.

Response 2.           We have reviewed the requirements of Rule 145(a) under the Securities Act of 1933 (the “Rule”) and have confirmed that the reorganizations at issue do not require shareholder approval by way of a Form N-14 registration statement. The Rule states that an offer, offer to sell, offer for sale or sale shall be deemed to be covered by the Rule where, pursuant to statute, formation documents or otherwise, certain actions are submitted to shareholders for approval. Because the Declaration of Trust allows for trustees to approve reorganizations, without shareholder approval, unless such approval is required by applicable law, and because Delaware law, the new domicile of the funds, does not require such approval, there is no need to submit the plans of reorganizations to shareholders. As a result, there is no new investment decision to be made by the shareholders and the reorganizations discussed do not fall within the parameters of the Rule.

Securities distributed by VP Distributors, LLC

Comment 3.          Page 6, Low Duration Income Fund, Investment Objective. The Staff continues to believe that the fund’s investment objective should emphasize pursuit of income in light of the use of the term “income” in the fund’s name. (See Q9 of FAQs on Rule 35d-1.) Please revise accordingly.

Response 3.          As we stated in our previous response letter, we have reviewed the referenced guidance and believe that we have complied by including the term “income” in the fund’s investment objective; Rule 35d-1 does not require that the term be included in any particular manner, and we have given the term the amount of emphasis we think is required. We have therefore made no changes in response to this comment.

Comment 4.          Page 7, Low Duration Income Fund, Principal Investment Strategies. The Staff notes that according to the fund’s June 30, 2016 fact sheet, approximately 17% of the fund’s assets were invested in non-agency commercial mortgage backed securities. Please revise the fund’s principal investment strategies to include such securities.

Response 4.          As indicated in our response to Comment #10 received previously, we have revised the bulleted list of investment types to clarify the types of pass-through securities in which the fund may invest. We believe non-agency commercial mortgage-backed securities are implicitly included in the broader category of collateralized mortgage obligations, as are residential mortgage-backed securities, and therefore do not require a specific reference. We have therefore made no changes in response to this comment.

Comment 5.          SAI page 48, Credit Default Swap Agreements. The Staff continues to believe that adjustments need to be made to the disclosure for both index and single name credit default swap agreements to indicate that the fund will set aside the notional value.

Response 5.          As we stated in our previous response letter, we have reviewed our current disclosure and have consulted with counsel concerning this comment, including the referenced public correspondence. We continue to believe that our disclosure is compliant with current requirements. We have made no changes in response to this comment.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

2

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood

3